

**STRENGTH BUILT ON TRUST EARNED.**

*Welcome to the 2012 Annual Meeting of*
Capitol Federal Financial, Inc.

# Board of Directors

John B. Dicus, *Chairman, President & CEO*
Morris J. Huey, II
Jeffrey M. Johnson
Michael T. McCoy, M.D.
Reginald L. Robinson
Jeffrey R. Thompson
Marilyn  S. Ward

# Management

John B. Dicus, *Chairman, President & CEO*
R. Joe Aleshire, *Executive Vice President*
Natalie G. Haag, *Executive Vice President*
Rick C. Jackson, *Executive Vice President*
Carlton A. Ricketts, *Executive Vice President*
Kent G. Townsend, *Executive Vice President*
Tara D. Van Houweling, *First Vice President*
Mary R. Culver, *Corporate Secretary*
James D. Wempe, *VP - Investor Relations*



**STRENGTH BUILT ON TRUST EARNED.**

# Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in Capitol Federal Financial, Inc.'s SEC reports. Actual results in future periods may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this presentation. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

# Selected Balance Sheet Data

| | September 30, 2012 | September 30, 2011 |
|---|---|---|
| *(in thousands)* | | |
| **Total Assets** | $ 9,378,304 | $ 9,450,799 |
| **Total Loans** | $ 5,608,083 | $ 5,149,734 |
| **Total Deposits** | $ 4,550,643 | $ 4,495,173 |
| **Total Borrowings** | $ 2,895,322 | $ 2,894,462 |
| **Total Stockholders' Equity** | $ 1,806,458 | $ 1,939,529 |

# Financial Performance FY 2012

| | |
|---|---|
| **Net Income** *(in thousands)* | **$74,513** |
| **Earnings Per Share** *(Basic & Diluted)* | **$0.47** |
| **Net Interest Margin** | **2.01%** |
| **Return on Average Assets** | **0.79%** |
| **Return on Average Equity** | **3.93%** |

# Financial Performance FY 2012

| | |
|---|---|
| **Efficiency Ratio** | **43.55%** |
| **Operating Expense Ratio** | **0.97%** |
| **Non-performing Assets to Total Assets** | **0.43%** |
| **Equity to Total Assets** | **19.26%** |

# Payment of Dividends

- For fiscal year 2012, we paid in excess of 100% of our net income in cash dividends.

- For fiscal year 2013, it is the intent of our Board and management to payout 100% of our net income in a combination of quarterly and special year-end cash dividends.

- CFFN declared a regular quarterly dividend of $0.075 per share on January 22, 2013.

# Calendar Year 2012 Dividends

*(in thousands)*

| | |
|---|---:|
| **Regular quarterly dividends*** | $ 46,653 |
| **Special year-end dividend** (December) | 26,585 |
| **True Blue**® **dividend** (December) | 76,494 |
| **Total cash dividends paid in 2012** | $ 149,732 |

*Paid in February, May, August, and November

# Calendar Year Dividend History



*(in thousands)*

†Excludes "Welcome" dividend of $96.8 million paid in March 2011.
*Excludes True Blue® dividend of $76.5 million paid in December 2012.

# Repurchase of Common Stock

| | Shares Repurchased | Amount (in millions) | Average Price Paid |
|---|---|---|---|
| Fiscal year 2012 | 12,642,502 | $149.0 | $11.78 |
| October 1, 2012 through November 28, 2012 | 3,263,882 | $38.6 | $11.84 |
| Total shares repurchased through November 28, 2012 | 15,906,384 | $187.6 | $11.80 |

- As of November 28, 2012, $5.4 million of stock had yet to be repurchased under previously announced $193.0 million stock repurchase program.

- In November 2012, a new $175.0 million stock repurchase program was approved by our Board.

# "True to Our Word"

- Single-Family Portfolio Lender
- Retail Financial Services
- Strong Cost Controls
- Interest Rate Risk Management
- Excellent Asset Quality
- Strong Capital Position
- Stockholder Value

# Management

**Carl Ricketts,** *Executive Vice President*
Chief Corporate Services Officer

**Natalie Haag,** *Executive Vice President*
General Counsel





# *Questions & Answers*



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# Jim Morris, Director

Mr. Morris, a certified public accountant, retired from KPMG LLP on September 30, 2012 after having served as partner-in-charge of the financial services practice of the firm's Kansas City office.  Mr. Morris joined the firm in 1976 (when it was known as Peat Marwick Mitchell & Co.) as an auditor and was promoted to partner in 1988.  At KPMG, Mr. Morris served a wide range of financial services clients, including banks, thrifts, mortgage companies, investment advisors and real estate companies.



# Thank you for attending.



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